                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                           (Amendment No. _________)*

                                VERSATILITY INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  925311 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Daniel Cooperman
              Senior Vice President, General Counsel and Secretary
                               Oracle Corporation
                               500 Oracle Parkway
                         Redwood City, California 94065
                                 (415) 506-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 20, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

------------------------
  CUSIP NO. 925311 10 2
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      ORACLE CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]*
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO     [X]
      ITEMS 2(d) or 2(e)
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,424,675*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,424,675*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      58.3%* (as of August 20, 1998)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

SCHEDULE 13D

------------------------
  CUSIP NO. 925311 10 2
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      AQX ACQUISITION CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]*
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO     [_]
      ITEMS 2(d) or 2(e)
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      *

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

*On August 20, 1998, Oracle Corporation ("Oracle") and AQX Acquisition
                                          ------
Corporation ("Acquisition Sub") entered into an Agreement and Plan of Merger
              ---------------
(the "Merger Agreement") with Versatility Inc. (the "Company"), pursuant to
      ----------------                               -------
which Acquisition Sub will be merged (the "Merger") with and into the Company,
                                           ------
the separate corporate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation and wholly owned subsidiary of Oracle. In connection with the execution of the Merger Agreement, certain stockholders (the "Major Holders") of the Company representing holders of approximately
 -------------
58.3% of the outstanding voting securities of the Company each entered into support agreements (the "Support Agreements") with Oracle. Pursuant to
                         ------------------
the terms of the Support Agreements, the Major Holders agreed to vote their respective shares of the Company, and granted an irrevocable proxy to Oracle to vote the Major Holders' respective shares of the Company, as follows: (i) in favor of the Merger, (ii) against any action or agreement that would result in any breach by the Company of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and
(iii) against any action or agreement (other than the Merger Agreement and the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger.

ITEM 1.  SECURITIES AND ISSUER

     This statement relates to the shares of Common Stock, $.01 par value (the

"Shares"), of the Company.  The Company's principal executive offices are
-------
located at 11781 Lee Jackson Memorial Highway, Seventh Floor, Fairfax, Virginia 22033.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Oracle Corporation, a Delaware corporation ("Oracle"), and AQX Acquisition Corporation, a Delaware corporation and wholly
  ------
owned subsidiary of Oracle Corporation ("Acquisition Sub").  Acquisition Sub was
                                         ---------------
formed for the purpose of effecting the proposed merger (the "Merger") pursuant
                                                              ------
to the Agreement and Plan of Merger dated as of August 20, 1998, among Acquisition Sub, Oracle and the Company (the "Merger Agreement"), whereby
                                              ----------------
Acquisition Sub will be merged with and into the Company, the separate corporate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation and wholly owned subsidiary of Oracle. Oracle's and Acquisition Sub's principal executive offices are located at 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world's leading independent supplier of software for information management.

     The names, business addresses and present principal occupations or employment of the directors and executive officers of Oracle and Acquisition Sub are set forth in the attached Appendix I, which is incorporated by reference. To Oracle's and Acquisition Sub's knowledge, all directors and executive officers of Oracle and Acquisition Sub are citizens of the United States.

     Neither Oracle or Acquisition Sub nor, to Oracle's and Acquisition Sub's knowledge, any director or executive officer of Oracle or Acquisition Sub listed on the attached Appendix I has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as set forth below:

     On September 24, 1993, the Securities and Exchange Commission (the "SEC")
                                                                         ---
     concluded a private investigation into disclosure, accounting, and trading issues at Oracle by filing a complaint in the United States District Court, Northern District of California. The complaint alleged violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 12b-20, 13a-13 and
                               ------------
     13a-1 promulgated thereunder, which impose certain financial disclosure and internal recordkeeping obligations on Oracle. The SEC alleged that Oracle issued inaccurate financial reports during the period from August 1989 through November 1990 due to inadequate internal accounting controls. The complaint did not allege fraud or intentional wrongdoing. Without admitting any wrongdoing, Oracle agreed to conclude the matter by consenting to entry of a final judgment, enjoining future violations of those sections and rules, and imposing a civil penalty of $100,000. The penalty was paid on October 27,

     1993. The final judgment was approved and entered by the District Court on October 20, 1993.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Approximately $12 million (which amount may be adjusted depending on the number of options and warrants exercised, and the number of Shares issued in connection with the settlement of the Company's class action lawsuit) (the "Purchase Price") will be required in order to pay the holders of all of the
---------------
outstanding Shares of the Company (excluding amounts in excess of $1.50 per share, if any, paid to shareholders exercising dissenters rights). The funds for the entire Purchase Price will come from Oracle's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Shares by Acquisition Sub is to enable Oracle to acquire the entire equity interest in the Company by means of a merger of Acquisition Sub with and into the Company. Pursuant to the terms of the Merger Agreement, all of the stockholders of the Company (other than stockholders exercising appraisal rights pursuant to the Delaware General Corporation Law ("DGCL")) will be paid a cash consideration of $1.50 per Share
                  ----
(the "Merger Consideration") in accordance with the terms of the Merger
      --------------------
Agreement. The transaction is structured as a merger in order to ensure the acquisition by Oracle or its subsidiaries of all of the outstanding shares of Common Stock of the Company. Following the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Oracle (the "Surviving Corporation"). Upon consummation of the Merger (the "Effective
----------------------                                           ---------
Time"), the Company's stockholders (other than Oracle and any of its
----
subsidiaries) will no longer have an equity interest in the Company and instead will have only the right to receive the Merger Consideration or to exercise statutory appraisal rights.

     The directors and officers of Acquisition Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation. The Certificate of Incorporation and Bylaws of Acquisition Sub in effect at the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended in accordance with applicable law; provided, however, that Article I of such Certificate of Incorporation shall be amended to read as follows: "The name of the corporation is Versatility Inc."

     The Company would, as a result of the Merger, become a privately held company. The Company's Common Stock would cease trading entirely, the registration of the Company's Common Stock under the Exchange Act would terminate and the Company would cease filing reports with the SEC. Moreover, the Company would be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act and its officers, directors and 10% stockholders would be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Accordingly, less information would be required to be made publicly available regarding the Company than presently is the case.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) As of August 20, 1998, Oracle was the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 4,424,675 Shares, representing 58.3% of all outstanding Shares, based on information furnished to Oracle by the Company that 7,595,009 Shares were outstanding as of August 20, 1998. To the knowledge of Oracle and Acquisition Sub, no Shares are beneficially owned by any of their respective executive officers or directors.

       (b) Pursuant to the terms of support agreements (the "Support
                                                             -------
Agreements") entered into by Oracle and certain stockholders of the Company (the
----------
"Restricted Stockholders") in connection with the Merger, Oracle was granted an
 -----------------------
irrevocable proxy to vote the Shares identified in Item 5(a) as follows: (i) in favor of the Merger, (ii) against any action or agreement that would result in any breach by the Company of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and
(iii) against any action or agreement (other than the Merger Agreement and the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger. Neither Oracle or Acquisition Sub have the power to dispose or to direct the disposition of any of such Shares.

       (c) Neither Oracle nor Acquisition Sub had any transactions in the Shares during the past 60 days, other than transactions in connection with the Merger. To Oracle's and Acquisition Sub's knowledge, no director or executive officer of Oracle or Acquisition Sub has engaged in any transactions in Shares during the past 60 days.

       (d) The Restricted Stockholders identified in Item 5(b) have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by each respective Restricted Stockholder; provided, however, that each such Restricted Stockholder is subject to certain transfer and other restrictions with respect to such Shares as set forth in the Support Agreements.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

THE AGREEMENT AND PLAN OF MERGER

     The following summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, attached to this Schedule as Exhibit 1 and incorporated herein by reference. Certain capitalized terms used in this description and not elsewhere defined are defined in the Merger Agreement and used with the meaning provided therein.

GENERAL

     The Merger. The Merger Agreement provides for the merger of Acquisition Sub with and into the Company. The Company will be the surviving corporation and it will continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate corporate existence of Acquisition Sub shall cease. The Surviving Corporation shall possess all of the purposes, objects, rights, privileges, powers, certificates and franchises of the Company and Acquisition Sub, and shall succeed to all the properties, assets, debts, choses in action and other interests due and belonging to the Company and Acquisition Sub. The Surviving Corporation shall be subject to and responsible for all of the debts, liabilities and duties of the Company and Acquisition Sub.

     Effective Time of Merger. The Effective Time of the Merger will occur at such time as a certificate of merger (the "Certificate of Merger") is filed with
                                           ---------------------
the Delaware Secretary of State in accordance with the DGCL or at such later time as is specified in the Certificate of Merger. The Certificate of Merger will be filed as promptly as practicable after (i) the Company has obtained the requisite approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company at the special meeting of stockholders to be held by the Company in connection with the Merger (the "Special Meeting") and (ii) the
                                                ---------------
satisfaction or waiver of the closing conditions in the Merger Agreement.

     Directors and Officers; Certificate of Incorporation; Bylaws. Pursuant to the Merger Agreement, the directors and officers of Acquisition Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation. The Certificate of Incorporation of Acquisition Sub in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law and such Certificate of Incorporation; provided, however, that Article I of the
                              --------  -------
Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is "Versatility Inc." The Bylaws of Acquisition Sub in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law, the Certificate of Incorporation of the Surviving Corporation or such Bylaws.

     Treatment of Shares in the Merger. At the Effective Time: (a) each Share outstanding immediately prior to the Effective Time, except for (i) Shares then owned by Oracle or any of its subsidiaries, (ii) Shares then owned by the Company or any of its subsidiaries and (iii) Shares held by holders exercising dissenters rights (the "Dissenting Shares"), shall, by virtue of the Merger and
                        -----------------
without any action on the part of the holder thereof, be converted into the right to receive $1.50 in cash (the "Merger Consideration"), without interest,
                                     --------------------
upon surrender of the certificate representing such Share; and (b) each Share outstanding immediately prior to the Effective Time which is then owned by Oracle, the Company or any of their respective subsidiaries shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without payment of any consideration thereof.

     Holders of Shares who do not vote in favor of the Merger at the Special Meeting and who shall have properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL shall not be converted into the right to receive the Merger Consideration at the Effective Time and shall be entitled to payment of the fair value of their Shares in accordance with the provisions of
Section 262. If a holder of Dissenting Shares fails to perfect or effectively withdraws or loses such right to appraisal and payment, then, at such time, such Dissenting Shares shall be converted into and represent solely the right to receive the Merger Consideration, without any interest thereon.

     Each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     Oracle will designate a bank or trust company to act as exchange agent (the "Exchange Agent") under the Merger Agreement. At or prior to the Effective
 --------------
Time, Acquisition Sub shall deposit in trust with the Exchange Agent funds in an amount sufficient to pay the Merger Consideration for all Shares to the Company's stockholders. The Exchange Agent shall make the payments provided for under the Merger Agreement out of such funds. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record as of the Effective Time (other than Oracle, the Company or any of their respective subsidiaries) of an outstanding certificate or certificates for Shares (the "Certificates"), a
                                                            ------------
letter of transmittal and instructions for use in effecting the surrender of such certificates for payment in accordance with the Merger Agreement. Upon the surrender to the Exchange Agent of a Certificate, together with a duly executed letter of transmittal, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of Shares represented by such Certificate and the Merger Consideration, less any applicable withholding tax and without any interest thereon, and such Certificate shall then be canceled. Until so surrendered and exchanged, each Certificate (other than Certificates representing Shares owned by Oracle, the Company or any of their respective subsidiaries and Certificates representing Dissenting Shares) shall represent solely the right to receive the Merger Consideration for the Shares represented by such Certificate, without any interest thereon.

     Promptly following the first anniversary of the Effective Time, the Exchange Agent shall return to the Surviving Corporation all cash relating to the Merger, and the Exchange Agent's duties shall terminate. Thereafter, any stockholders of the Company who have not completed the procedures set forth above will look only to the Surviving Corporation for payment of the Merger Consideration, without any interest thereon, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under applicable law. At and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except to exchange such Certificates for the Merger Consideration for such Shares or to exercise their right of appraisal pursuant to the DGCL. Notwithstanding the foregoing, neither the Exchange Agent nor any party to the Merger Agreement shall be liable to any holder of Certificates for any amount to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Treatment of Warrants. Oracle will not assume or continue any outstanding warrants to purchase shares of the Company's Common Stock (the "Warrants"). At
                                                                --------
or following the Effective Time, each holder of an outstanding Warrant will be entitled to receive cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share, and (ii) the number of Shares subject to such Warrant exercisable immediately prior to the Effective Time.

     Treatment of Employee Stock Plans.

     1998 Non-Qualified Stock Option Plan; 1996 Stock Plan.  At the Effective
     -----------------------------------------------------
Time, each outstanding option to purchase Shares under the Company's 1998 Non-Qualified Stock Option Plan and 1996 Stock Plan, whether vested or unvested, shall terminate and each holder shall receive a cash payment, subject to applicable tax withholding obligations, equal to the excess of (i) the Merger Consideration times the number of Shares subject to vested and exercisable options, over (b) the aggregate exercise price of such options.

     1995 Employee Stock Option Plan; 1995 Incentive Stock Option Plan.  At the
     -----------------------------------------------------------------
Effective Time, each outstanding option to purchase Shares under the Company's 1995 Employee Stock Option Plan and 1995 Incentive Stock Option Plan shall convert automatically into the right to receive upon exercise of such options and subject to applicable vesting provisions, the Merger Consideration times the number of shares being exercised. No shares of the Company's Common Stock will be issued upon exercise of such options.

     1996 Employee Stock Purchase Plan.  At the Effective Time, each outstanding
     ---------------------------------
option under the Company's 1996 Employee Stock Purchase Plan (the "Purchase
                                                                   --------
Plan") will terminate and the holder of such options shall receive cash payment
----
equal, subject to applicable tax withholding obligations, to the excess of (i) the Merger Consideration times the number of Shares that the holder's accumulated payroll deductions as of the Effective Time could purchase pursuant to the terms of the Purchase Plan, over (ii) such number of shares times the option price.

     CONDITIONS TO THE MERGER; WAIVER

     Conditions to Each Party's Obligations. The respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver, prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (i) the adoption and approval of the Merger Agreement and the Merger by the requisite vote of the stockholders of the Company; (ii) no restraining order, injunction or other order issued by any Governmental Entity (as defined in the Merger Agreement), nor any statute, rule, regulation or executive order enacted or promulgated by any Governmental Entity, nor other legal restriction, restraint or prohibition, preventing the consummation of the Merger be in effect; (iii) any applicable waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")
                                                                       -------
and any applicable foreign antitrust laws shall have expired or been terminated, and all filings (other than the Certificate of Merger) with any Governmental Agency and all governmental consents required to be made or obtained prior to the Closing Date in connection with the Merger Agreement and the consummation of the transactions contemplated thereunder shall have been made or obtained.

     Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of Oracle and Acquisition Sub shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date; and (ii) Oracle and Acquisition Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date.

     Additional Conditions to Obligations of Oracle and Acquisition Sub. The obligation of Oracle and Acquisition Sub to effect the Merger is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of the Company shall be true and correct in all material respects as of the date of he Merger Agreement and as of the Closing Date; (ii) the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; (iii) the Company shall have obtained final court approval of the settlement of the Lawsuits (as defined under the Merger Agreement) on terms consistent with the Memorandum of Understanding Concerning Settlement Terms dated July 9, 1998, and all rights to appeal, contest or modify the court's judgment with respect to such approval shall have expired without any such rights having been exercised, and the number of Shares purchased by persons filing requests for exclusion from the settlement shall not exceed a specified number, (iv) each of Marcus Heth and 70% of certain listed employees shall be employees of the Company as of the Effective Time and will not have indicated in writing an intention to leave the Company's employment, (v) the aggregate number of Dissenting Shares shall not be equal to or exceed 10% of the Shares outstanding immediately prior to the Effective Time, (vi) after the date of the Merger Agreement there shall not be instituted and continuing any action, suit or proceeding against the Company, Oracle or Acquisition Sub or any Indemnified Person (as defined in the Merger Agreement) by any Governmental Entity or any other person (w) related to the Merger or the License Agreement (as defined in the Merger Agreement) or any other transactions contemplated by the Merger Agreement, (x) who is or was a stockholder of the Company, whether on behalf of such stockholder or in a derivative action on behalf of the Company, (y) alleging infringement by the Company of intellectual property assets of any third party, or (z) which, individually, or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole; (vii) after the date of the Merger Agreement there shall not be threatened any action, suit or proceeding against the Company, Oracle or Acquisition Sub or any Indemnified Person, by any Governmental Entity or any other person which, individually, or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, (viii) no event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, (ix) Oracle shall have received an opinion dated as of the Closing Date as to certain matters from the Company's counsel, (x) the Company shall have obtained executed license agreements on commercially reasonable terms from certain specified entities; and (xi) on or after the date of the Merger Agreement, the Company's bank shall not have notified the Company of its acceleration of any amounts due to such bank or taken any action to collect any such amounts or realize the benefit of any security interest in the Company's asset.

TERMINATION

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval of the Merger Agreement and the transactions contemplated thereunder:
(i) by mutual written consent of Oracle, Acquisition Sub and the Company; (ii) by either Oracle or the Company if any Governmental Entity issues an order, decree, ruling or takes any other action prohibiting payment for the Shares pursuant to the Merger and such ruling becomes final and nonappealable; (iii) by Oracle or the Company if the Merger does not occur on or prior to December 31, 1998; provided, however, that such right will not be available to any party which fails (or through its affiliates fails) to perform in any material respect any of its obligations under the Merger Agreement which results in the failure of any condition set forth in the Merger Agreement or if the failure of such condition results from circumstances that constitute a material breach of a representation and warranty under the Merger Agreement by such party; (iv) by Oracle if (A) prior to the Effective Time, (1) the Company's Board of Directors or any committee thereof withdrawns or modifies in a manner adverse to Oracle or Acquisition Sub its approval or recommendation of the Merger Agreement or any other transaction contemplated by the Merger Agreement; (2) the Company's Board of Directors or any committee thereof recommends to the stockholders of the Company, takes no position with respect to, or fails to recommend against acceptance of a Third Party Acquisition (as defined under the Merger Agreement);
(3) the Company enters into any definitive agreement with respect to a Third Party Acquisition; (4) the Company fails to confirm its recommendation of the Merger Agreement and the transactions contemplated thereunder within five days of Oracle's written request to do so; or (5) the Company's Board of Directors or any committee thereof resolves to do any of the foregoing; or (B) the Company breaches in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which cannot be or has not been cured within 20 days after the giving of written notice to the Company or breaches its covenant with respect to Third Party Acquisitions; or
(v) by the Company if (A) the Company's Board of Directors withdrawns or modifies in a manner adverse to Oracle or Acquisition Sub its approval or recommendation of the Merger Agreement or the

Merger in order to approve the Company's execution of a definitive agreement related to a Superior Proposal (as defined under the Merger Agreement), provided that the Company has complied with its covenant with respect to Third Party Acquisitions, and pays Oracle certain termination fees, or (B) Oracle or Acquisition Sub breaches in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement which cannot be or has not been cured within 20 days after the giving of written notice to Oracle or Acquisition Sub, as applicable, except, breaches which are not reasonably likely to affect adversely Oracle's or Acquisition Sub's ability to complete the Merger. In the event the Merger Agreement is terminated in accordance with its terms, no party will have any further liability, except for intentional breach of this Merger Agreement and except that certain obligations under the Merger Agreement shall survive any termination, including the obligation to pay the Termination Fee as defined below.

FEES AND EXPENSES

     Each party to the Merger Agreement has agreed to pay its own fees and expenses, except as stated below. The Company has agreed to pay (i) a fee of $360,000, plus (ii) Oracle's and Acquisition Sub's out-of-pocket fees and expenses (not to exceed $200,000) incurred in connection with the Merger, the Merger Agreement and the consummation of the transactions contemplated thereunder (the "Termination Fee") if (i) the Merger Agreement is terminated as
                 ---------------
a result of actions described in (iv)(A) or (v)(A) above and the Company was not entitled to terminate the Merger Agreement as a result of actions described in
(v)(B) above; or (ii) the Merger Agreement is terminated as a result of actions described in (iii) or (iv)(B) above, the Company was not entitled to terminate the Merger Agreement as a result of actions described in (v)(B) above; and the Company consummates a Third Party Acquisition with a person other than Oracle or any of its affiliates before or within 12 months after the date of such termination. The Company shall pay interest to the extent it fails to pay the Termination Fee when due.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the Company to Oracle and Acquisition Sub, including with respect to the following matters: (i) the due organization, valid existence and good standing of the Company and its subsidiaries, and similar corporate matters; (ii) the capitalization of the Company and its subsidiaries; (iii) the subsidiaries and equity investments of the Company; (iv) the due approval of the Merger Agreement, the License Agreement and the transactions contemplated thereunder, the due authorization, execution and delivery of the Merger Agreement and the License Agreement, and their binding effect on the Company; (v) regulatory filings and approvals, and the lack of conflicts between the Merger Agreement and the transactions contemplated thereby with the Company's Certificate of Incorporation or Bylaws, any contract or other instrument to which it or its subsidiaries are parties, or any law, rule, statute, regulation, order, writ, injunction, judgment or decree binding upon the Company or its subsidiaries; (vi) the absence of any brokers or finders (other than NationsBanc Montgomery Securities); (vii) the conduct of the Company's business as to (A) defaults or violations of its charter documents, contracts or other instruments to which the Company is a party or its assets may be bound, or any statute, law, regulation, judgment, order, permit, license or other governmental authorization applicable to the Company, (B) licenses, permits or other approvals with Governmental Entities, and (C) compliance with Environmental Law (as defined under the Merger Agreement); (viii) the Company's SEC filings (including the accuracy of information and its financial statements) and the absence of undisclosed liabilities; (ix) the absence of pending or threatened litigation, any judgment, injunction, rule or order of any Governmental Entity, and any Government Audit (as defined in the Merger Agreement) with respect to government contracts; (x) labor and employment matters; (xi) the status of the Company's employee benefit plans; (xii) certain tax matters; (xiii) the absence of certain changes or events; (xiv) the Company's title to and the condition of its properties, and the lack of encumbrances with respect to such properties; (xv) the status and other information with respect to the Company's intellectual property; (xvi) specified Company contracts and commitments; (xvii) the Company's proprietary information and inventions agreements with its employees and consultants; (xviii) conflicts of interest with respect to the Company's officers and directors and their respective family members; (xix) the inapplicability of anti-takeover statutes to the Merger, the Merger Agreement and the transactions contemplated thereunder; and (xx) various other matters. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications, including without limitation, those exceptions that are disclosed in writing to Oracle (the "Company Disclosure Schedule"). In
                                              ---------------------------
many instances the representations and warranties given by the Company are subject to the qualification that the applicable representation or warranty would not fail to be true and correct unless it would have a Material Adverse Effect. For purposes of the Merger Agreement, "Material Adverse Effect" means any change, event or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company and its subsidiaries, taken as a whole.

     The Merger Agreement also contains representations and warranties of Oracle and Acquisition Sub to the Company, including with respect to the following matters: (i) the due organization, valid existence and good standing of each of Oracle and Acquisition Sub and similar corporate matters; (ii) the due approval of the Merger Agreement and the transactions contemplated thereunder by Oracle and Acquisition Sub, the due authorization, execution and delivery of the Merger Agreement by Oracle and Acquisition Sub, and its binding effect on such parties;
(iii) the absence of conflicts of the Merger Agreement and the transactions contemplated thereby with the certificate of incorporation or bylaws (or equivalent documents) of each of Oracle and Acquisition Sub, or with any contract binding upon Oracle or Acquisition Sub, or with any law, rule, regulation, order, writ, injunction or decree applicable to any of such parties, and regulatory filings and approvals, (iv) the absence of brokers and finders; and (v) Acquisition Sub's access to cash funds sufficient to consummate the transactions contemplated by the Merger Agreement. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Company has agreed that, except as expressly contemplated in the Merger Agreement, as set forth in the Company Disclosure Schedule, or as agreed to by Oracle, during the period from the date of the Merger Agreement and continuing until the earlier of termination of the Merger Agreement or the Effective Time, the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course consistent with past practice, and, the Company and its subsidiaries will endeavor to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relations with suppliers, contractors, distributors, licensors, licensees, customers and others having business relationships with the Company. The Company has further agreed that during such period, without the prior written consent of Oracle, the Company will not, and will not permit its subsidiaries to, among other things: (a) declare or pay any dividends on or make any other distribution in respect of any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or acquire any shares of its capital stock; (c) issue, deliver, encumber, sell or purchase any shares of its capital stock or any securities convertible into, or warrants, options or other rights of any kind to acquire, any such shares of capital stock, or any other ownership interest, other than the issuances upon the exercise of outstanding stock options and warrants; (d) amend or otherwise change its organizational documents; (e) acquire or agree to acquire any business or any corporation, partnership, association or other business organization or division thereof; (f) sell, lease, license or otherwise dispose of any of its assets, other than end-user licenses in the ordinary course of business consistent with its past practice; (g) incur, assume or pre-pay any indebtedness for borrowed money, guarantee any indebtedness or obligation of another person, issue or sell any debt securities or other rights to acquire any debt securities, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, with certain specified exceptions;
(h) enter into or amend any contract or agreement other than in the ordinary course of business consistent with past practice; (i) authorize any capital expenditure in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $500,000; (j) increase the compensation to its officers or employees, except increases in accordance with past practice in salaries or wages of employees who are not officers of the Company or its subsidiaries, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, profit sharing, stock plan or other plan or other arrangement for the benefit of any director, officer or employee of the Company or its subsidiaries; (k) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures; (l) make any tax election or settle or compromise any material income tax liability, or execute or file with any taxing authority any agreement or other document extending, or having the effect of extending, the period of assessment or collection of any taxes; (m) amend or modify the warranty policy of the Company or its subsidiaries; (n) pay, discharge, satisfy, settle or compromise any suit, claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Company's balance sheet dated as of April 30, 1998 or subsequently incurred in the ordinary course of business and consistent with past practice; (o) take any action that would result in any of the representations and warranties of the Company set forth in the Merger Agreement becoming untrue in any material respect or in any of the conditions to the Merger not being satisfied; (p) enter into, amend or extend any contracts or obligations relating to the distribution, sale, license or marketing by third parties of the Company's or its subsidiary's products or products licensed by the Company or its subsidiary, other than certain specified exceptions; (q) materially revalue any of its assets or make any change in accounting methods, principles or practices, other than certain specified exceptions; (r) materially accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (s) materially delay or accelerate payment of any account payable beyond or in advance of its due date or the date such liability would have been paid in the ordinary course of business; or (t) cancel or terminate any material insurance policy naming the Company as a beneficiary or a loss payable payee or permit any such policy to lapse.

NO SOLICITATION

     Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries, nor their respective officers, directors, employees, stockholders, representatives and agents will, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposals for a Third Party Acquisition, or (ii) engage in any negotiations concerning, provide any information or have any discussions with any third party relating to a proposed Third Party Acquisition, or otherwise facilitate or attempt to implement a Third Party Acquisition. The Company will terminate any discussions or negotiations with third parties regarding any Third Party Acquisition and request such third parties to return all confidential information furnished by the Company. "Third Party
                                                         -----------
Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person or entity, other than Oracle, Acquisition Sub, or any affiliate thereof; (ii) the acquisition by a third party of 20% or more of the total assets of the Company (other than the purchases in the ordinary course of business); (iii) the acquisition by a third party of 20% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of partial or complete liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company of 20% or more of the outstanding Shares; or (vi) the acquisition by the Company by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal to or greater than 20% of the annual revenues, net income or assets of the Company.

     Notwithstanding the foregoing, if at any time prior to the Effective Time, the Company's Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders, the Company may, in response to an unsolicited inquiry or proposal for a Third Party Acquisition furnish only such information pursuant to a customary confidentiality agreement and participate in the discussions and negotiations regarding such inquiry, proposal or offer. The Company agrees to notify Oracle promptly if (i) any inquiries relating to or proposals for a Third Party

Acquisition are received by the Company, any of its subsidiaries or any of the Company's agents, (ii) any information about the Company or its subsidiaries is requested from the Company, its subsidiaries or any of the Company's agents, or
(iii) any negotiations or discussions in connection with a possible Third Party Acquisition are sought to be initiated or continued with the Company or any of the Company's agents, and will keep Oracle informed regarding such proposals, offers, negotiations or discussions.

     The Company has agreed that the Board of Directors will not withdraw its recommendation of the Merger and other transactions contemplated under the Merger Agreement, or approve, recommend or cause the Company or any of its subsidiaries to enter into any agreement with respect to any Third Party Acquisition; provided, however, that if the Board of Directors determines in its good faith judgment, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders, the Board of Directors may withdraw or alter its recommendation of the Merger and the other transactions contemplated under the Merger Agreement, or approve or recommend or cause the Company to enter into an agreement with respect to a Superior Proposal (as defined below); provided, however, that the Company provides Oracle written notice of such Superior Proposal and Oracle does not within a specified period of time make an offer which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial adviser) to be as favorable to the Company's stockholders as such Superior Proposal. A "Superior Proposal" means any bona fide proposal to
                       -----------------
acquire, directly or indirectly, for consideration consisting of cash and/or securities, 100% of the Shares then outstanding, or all or substantially all the assets of the Company and on terms which the Board of Directors of the Company by a majority vote determines in its good faith judgment (based on consultation with a financial adviser) to be reasonably capable of being completed and more favorable to the Company's stockholders than the Merger.

COVENANTS AND OTHER AGREEMENTS

     The Merger Agreement contains various covenants of the Company to Oracle and Acquisition Sub, and various other agreements between the Company, Oracle and Acquisition Sub, including the following: (i) the Company will cause the Special Meeting to be held as soon as practicable for the approval and adoption of the Merger Agreement and the transactions contemplated thereunder and, in connection with such meeting, file a proxy statement and other proxy materials with the SEC; (ii) the Company's Board of Directors will recommend approval and adoption of the Merger Agreement by the Company's stockholder, except under certain specified exceptions; (iii) the Company will not approve any acquisition of Shares which would result in a person becoming an "interested stockholder" as defined under the DGCL; (iv) the Company will timely file all reports required by the Company under the Exchange Act; (v) the Company will provide Oracle and its authorized representatives reasonable access at all reasonable times to the officers, employees, agents, properties, offices and all other facilities, books and records of the Company as Oracle reasonably requests, including inspection of the Company's and its subsidiaries' operations and financial and operating data; (vi) Oracle will provide certain employee benefits (including options and bonuses) to the Company's employees; (vii) the Company will provide Oracle notice of certain specified events; (viii) Oracle agrees to cause Acquisition Sub to vote its Shares in favor of the Merger Agreement and the Merger; and (ix) in the event a Takeover Statute (as defined in the Merger Agreement) is or may become applicable to the transactions contemplated under the Merger Agreement, the parties will take such lawful actions as necessary to consummate the transactions contemplated under the Merger Agreement as promptly as practicable and to minimize the effects of such statutes.

LEGAL COMPLIANCE

     Subject to the terms and conditions in the Merger Agreement, each of the parties to the Merger Agreement has agreed to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things necessary under the Merger Agreement and applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, each of the Company, Oracle and Acquisition Sub has agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby and to cooperate with, and furnish information to, each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, neither Oracle, the Company nor any of their respective subsidiaries, shall be required to divest any of their respective businesses, product lines or assets, or agree to any other limitations with respect to its business.

INDEMNIFICATION

     Oracle has agreed in the Merger Agreement, subject to certain limitations, that all rights to indemnification with respect to matters occurring through the Effective Time, existing in favor of directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation, Bylaws or certain existing indemnification agreements between the Company and such parties, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time. Effective upon the Effective Time, to the fullest extent permitted by law, Oracle will assume the Company's and the Surviving Corporation's foregoing obligations for a period of six years after the Effective Time, and in the event of the acquisition of Oracle or the Surviving Corporation, the successors and assigns of Oracle and the Surviving Corporation shall assume such obligations. Oracle has agreed to use reasonable efforts to extend the Company's existing director and officer insurance policy for a period of six years after the Effective Time, subject to certain spending limitations.

     Except as set forth in this Schedule 13D, to the best of Oracle's and Acquisition Sub's knowledge, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist among Oracle, Acquisition Sub, or any director or executive officer of Oracle or Acquisition Sub, or between such persons and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, the division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit  Description
 -------  -----------

     1. Agreement and Plan of Merger dated as of August 20, 1998, among Versatility Inc., Oracle Corporation and AQX Acquisition Corporation, including the form of Support Agreement.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 28, 1998

                           ORACLE CORPORATION



                           By:   /s/ DANIEL COOPERMAN
                               ------------------------------

                           Name:  Daniel Cooperman
                           Title: Senior Vice President, General Counsel
                                  and Secretary



                           AQX ACQUISITION CORPORATION



                           By:   /s/ DANIEL COOPERMAN
                               ------------------------------

                           Name:  Daniel Cooperman
                           Title: Secretary

                                  APPENDIX I

EXECUTIVE OFFICERS AND DIRECTORS OF ORACLE CORPORATION

     Set forth below are the names and present principal occupation or employment of each executive officer and director of Oracle Corporation ("Oracle"). The business address of each of the persons listed below is the same as that set forth in Item 2 for Oracle.

         Executive Officers                     Present and Principal Occupation
         ------------------                     --------------------------------
Lawrence J. Ellison                        Chief Executive Officer and Chairman of
                                           the Board

Raymond J. Lane                            President, Chief Operating Officer and
                                           Director

Jeffrey O. Henley                          Executive Vice President, Chief Financial
                                           Officer and Director

Gary Bloom                                 Executive Vice President, System Products
                                           Division

David J. Roux                              Executive Vice President, Corporate
                                           Development

Daniel Cooperman                           Senior Vice President, General Counsel
                                           and Secretary

Thomas A. Williams                         Vice President and Corporate Controller


     Directors (who are not also
    Executive Officers of Oracle)               Present and Principal Occupation
    -----------------------------               --------------------------------
Jeffrey Berg                               Chairman and Chief Executive Officer of
                                           International Creative Management, Inc., a
                                           talent agency for the entertainment industry

Michael J. Boskin                          Professor of Economics at Stanford
                                           University; Chief Executive Officer and
                                           President of Boskin & Co., Inc., a
                                           consulting firm

Jack Kemp                                  Co-Director of Empower America

Donald L. Lucas                            Venture Capitalist

Richard A. McGinn                          Chairman of the Board and Chief Executive
                                           Officer of Lucent Technologies, Inc.

EXECUTIVE OFFICER AND DIRECTOR OF AQX ACQUISITION CORPORATION

     Set forth below is the name and present principal occupation or employment of the executive officers and director of AQX Acquisition Corporation. The business addresses of such individuals are the same as that set forth in Item 2 for Oracle Corporation.



    Executive Officer / Director                   Present Principal Occupation
    ----------------------------                   ----------------------------
David J. Roux                              Executive Vice President, Corporate
                                           Development of Oracle Corporation;
                                           President and Chief Executive Officer of
                                           AQX Acquisition Corporation

Thomas Williams                            Vice President and Corporate Controller of
                                           Oracle Corporation; Chief Financial Officer
                                           of AQX Acquisition Corporation

Daniel Cooperman                           Senior Vice President, General Counsel and
                                           Secretary of Oracle; Secretary of AQX
                                           Acquisition Corporation

                            EXHIBITS TO SCHEDULE 13D



Exhibit                              Description                               Page
--------                             -----------                              -------
   1      Agreement and Plan of Merger dated as of August 20, 1998, among
          Versatility Inc., Oracle Corporation and AQX Acquisition
          Corporation, including the form of Support Agreement.

